Exhibit 1

BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended June 30, 2006
($ million, except ratios)
(Unaudited)

Profit before taxation	19,932

Group’s share of income in excess of dividends of joint ventures and associates	(341)

Capitalized interest, net of amortization	(129)

Profit as adjusted	19,462

Fixed charges:

Interest expense	344
Rental expense representative of interest	339
Capitalized interest	234
917

Total adjusted earnings available for payment of fixed charges	20,379

Ratio of earnings to fixed charges	22.2

Fixed charges, as adjusted to accord with US GAAP	917
Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	19,186

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	20.9

(a)           See Note 15 of Notes to Consolidated Financial Statements.